

March 13, 2015

<u>Via E-mail</u>
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed January 23, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 24, 2015**
> **Response dated March 9, 2015**
> **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your March 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2014

1. Summary of Significant Accounting Policies, page 79
Management Fees Revenue, page 87

1. We note your response to comment 1 in our letter dated March 4, 2015. To better help us understand your position, please tell us Fund I's stage of its lifecycle it is in as of November 30, 2014. To the extent that Fund I is not at or near completion of its lifecycle, it remains unclear how your accounting for the distribution as revenue rather than as a liability for deferred revenue complies with Method 1 per ASC 605-20-S99-1. Please advise. Further, please reconcile the statement in your response letter that the distribution made is not subject to repayment, adjustment or clawback with your disclosure on page 56 that the ultimate sum you will be entitled to receive as carried interest in Fund I may be substantially higher or lower than the $110 million that you would have received had Fund I ceased operations and liquidated all of its investments at the estimated fair value as of November 30, 2014.

<u>17. Commitments and Contingent Liabilities, page 126</u>

2. We note your response to comment 2 in our letter dated March 4, 2015, and appreciate the information provided as to how management determined that the contract issue for the Maryland property is not probable. In light of the unfavorable court ruling and your disclosure that "…the financial effect of litigation concerning purchases and sales of property may depend upon the value of the subject property, which may have changed from the time the agreement for purchase or sale was entered into", it appears that it is reasonable possible that claims against you may be material to your operating results and/or liquidity. Please confirm that in future filings you will disclose the amount or range of reasonable possible loss for these claims in accordance with ASC 450-20-50-4.b.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>III. Compensation Discussion and Analysis, page 18</u>
<u>Annual Cash Incentive Compensation, page 22</u>

3. We note your response to comment 3 of our letter dated March 4, 2015. Please confirm that in future filings you will provide a more comprehensive discussion of your annual cash incentive compensation program consistent with the explanation provided in response to our prior comment.

  You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott, Staff Attorney, at (202) 551-3570, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

  Sincerely,

  /s/ Terence O'Brien for

  Melissa N. Rocha
  Senior Assistant Chief Accountant